JANUS DETROIT STREET TRUST

SECRETARY CERTIFICATE

The undersigned, being the Secretary of Janus Detroit Street Trust (“DST”), a trust with transferable shares of the type commonly called a Delaware statutory trust, DOES HEREBY CERTIFY that, pursuant to the authority conferred upon the Board of Trustees (“Trustees”) of DST by its Amended and Restated Agreement and Declaration of Trust dated August 6, 2015, as may be amended from time to time, and by the affirmative vote of a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Trust (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended), at meetings duly called and held on July 18, 2023, the following resolutions were adopted in substantially the same form as set forth below:

WHEREAS, Janus Henderson Investors US LLC has arranged for an Investment Company Fidelity Bond provided by ICI Mutual Insurance Company (the “Fidelity Bond”) to be made available to Janus Detroit Street Trust (the “Fund”) and Clayton Street Trust (together, the “Joint Insured Funds”);

WHEREAS, the Fund’s Board of Trustees (the “Board” or the “Trustees”), in accordance with Rule 17g-1(j)(3), has determined that: (i) a majority of the Fund’s Trustees are not “interested persons” in the Fund, as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act) (the “Independent Trustees”), and those Trustees select and nominate any other disinterested Trustees; and (ii) any person who acts as legal counsel to the Fund’s disinterested Trustees is an independent legal counsel as such term is defined in the 1940 Act;

WHEREAS, in order for the Fund to purchase a fidelity bond, Rule 17g-1(d) under the 1940 Act, in effect, requires the Board, including a majority of the Independent Trustees, to determine at least annually that certain standards are met;

WHEREAS, the Fund, each series of the Fund (each, a “Portfolio,” and together, the “Portfolios”), and each of the other Joint Insured Funds and their respective series will enter into an agreement providing that in the event recovery is received under the Fidelity Bond as a result of common loss sustained by the Fund, or any of its Portfolios, the Fund or any of its Portfolios shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which each would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1;

WHEREAS, the Trustees, including the Independent Trustees, have considered whether the Fidelity Bond is in the best interests of the Fund and whether the Fidelity Bond is reasonable in form and amount, taking into consideration all relevant factors including, but not limited to: (1) the value of the aggregate assets of the relevant entity to which any officer or employee covered by the Fidelity Bond may have access; (2) the nature of the relevant entity’s assets; and (3) type and terms of the arrangements made for the custody and safekeeping of such assets;

WHEREAS, the Trustees have determined that the Fidelity Bond is adequate to protect the Fund against larceny or embezzlement by any of its officers and employees who may singly, or jointly with others, have access to securities or funds of the Fund, either directly or indirectly or through authority to draw upon such funds or direct the disposition of securities;

WHEREAS, the Trustees, on behalf of each Portfolio of the Fund, have determined that any amounts recovered under the Fidelity Bond should be allocated to the Fund in a fair and equitable manner in accordance with applicable standards; and

WHEREAS, the Trustees, including the Independent Trustees, have determined that the Fund and the other Joint Insured Funds pay the projected Fidelity Bond premium and taxes as follows:

(i) the projected premium and taxes are to be allocated among the Joint Insured Funds in accordance with a formula under which each Joint Insured Fund pays its proportionate share of the sum of premiums that would have been paid if such bond were purchased separately by the respective parties as determined by the insurer and, which in any case, is in an amount no more than the premiums and taxes the Fund would have paid if such insurance coverage was purchased separately;

(ii) the portion of the projected premium and taxes allocated to the Fund (the “Fund Premium Amount”) are to be allocated among each Portfolio in accordance with a formula under which each Portfolio pays its pro rata share of the Fund Premium Amount based on its relative asset size in relation to the overall assets of the Fund, and, which in any case, is in an amount no more than the premiums and taxes each Portfolio would have paid if such insurance coverage was purchased separately.

NOW THEREFORE BE IT RESOLVED, that the Trustees approve the Fidelity Bond for the period August 1, 2023 through August 1, 2024, protecting the Fund (and the other Joint Insured Funds) against larceny and embezzlement and such other perils as may be insured against, and covering the actions and omissions of each officer and employee of the Fund who may have access to the Fund’s assets;

FURTHER RESOLVED, that the Trustees approve the methodology for allocating the premiums of the Fidelity Bond, as discussed at this meeting and reflected in the allocation agreement;

FURTHER RESOLVED, that the Trustees, including the Independent Trustees, have determined that the portion of proposed premium expected to be paid by the Fund as a whole, and each Portfolio individually, is fair and reasonable;

FURTHER RESOLVED, that any amounts recovered under the Fidelity Bond shall be allocated to each eligible Portfolio in proportion to the ratio of each eligible Portfolio’s gross assets to the total gross assets of all of the eligible Portfolios and other Joint Insured Funds and their series;

FURTHER RESOLVED, that the Trustees designate the Fund’s Secretary to make the filings and give notices required by Rule 17g-1;

FURTHER RESOLVED, that the Trustees hereby approve the proposed Fidelity Bond Allocation Agreement that provides that in the event recovery is received under the Fidelity Bond as a result of common loss sustained by the Fund and any of its Portfolios, the Fund or the relevant Portfolio(s) shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which each would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(l) of Rule 17g-1; and

FURTHER RESOLVED, that the appropriate officers of the Fund, and each of them, are hereby authorized and directed to perform all acts necessary or desirable, consistent with the objectives of the Board, to carry out the foregoing resolution.

Statement of Amount of Single Insured Bond

In accordance with Rule 17g-1(g)(1)(ii)(c) under the Investment Company Act of 1940, as amended, DST would have procured and maintained a single insured fidelity bond in the amount of at least $2,500,000 had it not been named as a joint insured under the joint fidelity bond.

Statement of Premiums Paid

In accordance with Rule 17g-1(g)(1)(ii)(d) under the Investment Company Act of 1940, as amended, premiums have been paid for the period August 1, 2023 to August 1, 2024.

IN WITNESS WHEREOF, the undersigned has set his hand and seal this 21st day of September 2023.

/s/ Cara Owen
Cara Owen Secretary